News Release

JDS Uniphase

JDS UNIPHASE REPORTS FOURTH QUARTER AND FISCAL YEAR RESULTS

Ottawa, Ontario, and San Jose, California, July 24, 2003 – JDS Uniphase Corporation (NASDAQ: JDSU and TSX: JDU) today reported results for its fourth quarter and fiscal year ended June 30, 2003.

Net sales for the fourth quarter were $161 million, compared to net sales of $166 million for the third quarter ended March 31, 2003 and net sales of $222 million for the fourth quarter ended June 30, 2002. Net sales for the fiscal year ended June 30, 2003 were $676 million, compared to net sales of $1.1 billion reported for the fiscal year ended June 30, 2002.

The Company reported a net loss of $61.6 million, or $0.04 per share, for the quarter ended June 30, 2003, as compared to a net loss of $137 million, or $0.10 per share, for the quarter ended March 31, 2003, and a net loss of $1,043 million, or $0.76 per share, for the quarter ended June 30, 2002. For the fiscal year ended June 30, 2003, the company reported a net loss of $934 million or $0.66 per share compared to a net loss of $8.7 billion or $6.50 per share for the fiscal year ended June 30, 2002.

On a non-GAAP basis, which excludes restructuring and other charges associated with the Global Realignment Program, amortization of purchased intangibles, reductions of long-lived assets, stock-based compensation charges, gains and losses on sale of subsidiaries' assets, and gains and losses on investments, the Company reported a net loss of $29 million, or $0.02 per share, for the quarter ended June 30, 2003, as compared to a net loss of $45 million, or $0.03 per share for the quarter ended March 31, 2003, and a net loss of $79 million, or $0.06 per share, for the quarter ended June 30, 2002.

"The Company has made great progress during Fiscal 2003 in reducing its cost structure; and we continue with much resolve towards achieving profitability at existing and anticipated revenue levels," said Jozef Straus, Co-Chairman and CEO. "Notwithstanding ongoing market challenges across our business segments, we believe we are positioning our company through strategic, operational, market, and product development activities to take full advantage of the opportunities we see on the horizon for Fiscal 2004 and beyond."

Use of Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful

information to both management and investors by identifying certain expenses, gains and losses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supercede or replace the Company's GAAP results. A detailed reconciliation of the GAAP results to the non-GAAP results is provided in the "Non-GAAP Condensed Consolidated Statements of Operations" schedules below.

Financial Overview – Fourth Quarter Ended June 30, 2003

- On a geographic basis, sales to North American customers represented 70% of total sales. European and Asian customers represented 17% and 13% of total sales, respectively.

- SICPA, a customer of the Company's Thin Film Products Group, represented 11% of total sales.

- The Communications Products Group represented $76 million in sales, or 47% of total sales. The Thin Film Products Group represented $85 million in sales, or 53% of total sales.

- GAAP gross margin was 24% of total sales, and non-GAAP gross margin was 25% of total sales.

- GAAP operating expenses were $103 million, or 64% of total sales. Non-GAAP operating expenses were $75 million, or 47% of total sales.

- The Company recorded an income tax benefit of $6.0 million. The benefit resulted from a reduction in the valuation allowance for deferred tax assets due to the unrealized gain on our investment in public equities. Fluctuations in the market value of our equity investment may create volatility in our income tax provision / (benefit) in future quarters.

- The Company held $1,234 million in cash, cash equivalents and short-term investments at the end of the fourth quarter, of which approximately $1,160 million was cash, money market and other highly liquid fixed income securities. The Company used $52.5 million in cash from operations, including $27 million used for the Global Realignment Program. The cash used was net of $4.0 million in net tax refunds received during the fourth quarter.

Global Realignment Program

The Company is continuing its restructuring activities under the Global Realignment Program in response to the business downturn. The Company reported the following progress and expectations in connection with the Global Realignment Program:

- To date, the Global Realignment Program has reduced the Company's annual costs by approximately

$1.2 billion. Most of the actions under the Global Realignment Program are expected to be completed by the end of December of 2003 and should generate total annual cost reductions of approximately $1.3 billion, as compared to cost levels at the commencement of the Global Realignment Program.

- The Company has undertaken further reductions of employment and additional site closures. The Company's global employment was approximately 5,500 employees at the end of the fourth quarter.

- The Company still estimates that the total cost of the Global Realignment Program will be approximately $1.2 billion, of which approximately $1.1 billion was recorded through June 30, 2003.

- The Global Realignment Program used $27 million in cash during the fourth quarter. To date, the Global Realignment Program has used approximately $280 million in cash, and additional cash outlays of approximately $160 million over future periods are expected.

Business Outlook

The Company anticipates net sales for the first quarter of fiscal 2004 will be in the range of $145 to $155 million. The Company expects non-GAAP gross margin will be in the range of 19% to 21% of total net sales, with a non-GAAP net loss of $0.02 to $0.03 per share. The Company expects to breakeven on a non-GAAP EBITDA (non-GAAP earnings before interest income and expense, provision for income tax, depreciation and amortization) basis assuming a quarterly revenue level of $200 million by the second quarter of fiscal 2004. In addition, the Company expects to breakeven on a non-GAAP EBITDA basis assuming $170 million in quarterly revenue by the fourth quarter of fiscal 2004. Please note that these breakeven levels are indicative of expected improvements to the cost structure and are not intended as projections. The Company is expressly not providing revenue guidance beyond the current quarter. Please further note that the outlook excludes items which depending upon actual results may be required by GAAP, such as restructuring and other charges associated with the Global Realignment Program, amortization of purchased intangibles, reductions of goodwill and other long-lived assets, stock-based compensation expense, and gains and losses on investments, the likelihood and amount of which are uncertain at this time.

Conference Call

The Company will discuss these results and other related matters at 1:30 p.m. PDT on July 24, 2003 in a live webcast, which will also be archived for replay, on the Company's website at www.jdsu.com under Investor Relations / Investor Presentations and on the Investor Relations Welcome Page. This press release is being furnished as a Current Report on Form 8-K with the Securities and Exchange Commission and will be available at www.sec.gov shortly after it becomes public.

JDS Uniphase Corporation, a worldwide leader in optical technology, designs and manufactures products for fiberoptic communications, as well as for markets where its core optics technologies provide innovative solutions for industrial, commercial and consumer applications. The Company's fiberoptic components and modules are deployed by system manufacturers for the data communications, telecommunications and cable television industries. The Company also offers products for display, security, medical/environmental instrumentation, decorative, aerospace and defense applications. More information on the Company is available at www.jdsu.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include: (i) statements or implications regarding the Company's ability to remain competitive and a leader in its industry, and the future prospects and expectations for growth of the Company, the market, the industry and the economy in general; (ii) statements regarding the Company's positioning to realize benefits from future opportunities; (iii) statements regarding the expected level and timing of cost savings and other benefits to the Company from its Global Realignment Program and the expected costs thereof; (iv) any anticipation or guidance as to future financial performance, including expected sales levels, non-GAAP gross margin, non-GAAP loss per share, and the likelihood of achieving non-GAAP EBITDA breakeven at any particular time and assuming any particular revenue level; and (v) the Company's beliefs regarding the purpose, usefulness and efficacy of non-GAAP results and the measures and items the Company includes in the same, as well as any benefits to investors the Company believes its non-GAAP measures provide. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the following: (i) the Company's ongoing integration and restructuring efforts, including, among other things, the Global Realignment Program, may not be successful in achieving their expected benefits, may be insufficient to align the Company's operations with customer demand and the changes affecting its industry, or may be more costly, may continue beyond December 2003, or may be more extensive than currently anticipated; (ii) due to the current economic slowdown, in general, and setbacks in customers' businesses, in particular, the Company's ability to predict financial performance for future periods is far more difficult than in previous periods; and (iii) ongoing efforts to design products that meet customers' future needs and to manufacture such products at competitive costs may not be successful.

For more information on these and other risks affecting the Company's business, please refer to the "Risk Factors" section included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the Securities and Exchange Commission. The forward-looking statements contained in this news release are made as of the date hereof and the Company does not assume any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

Contact Information:

Investors: Ronald C. Foster, Executive Vice President and Chief Financial Officer, 408-546-5000
Press: Gerald Gottheil, Director of Corporate Marketing and Communications, 408-546-4400

-SELECTED FINANCIAL DATA FOLLOWS-

JDS UNIPHASE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions except per-share data)

	Three Months Ended		Twelve Months Ended	
	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)	June 30, 2003 (unaudited)	June 30, 2002
Net sales	$ 160.6	$ 221.7	$ 675.9	$ 1,098.2
Cost of sales	121.6	252.1	620.5	1,171.1
Gross profit (loss)	39.0	(30.4)	55.4	(72.9)
Operating expenses:				
Research and development	32.1	63.7	153.7	254.8
Selling, general and administrative	58.3	94.2	267.3	382.9
Amortization of goodwill	-	12.8	-	937.5
Amortization of other intangibles	3.9	37.6	19.8	371.2
Acquired in-process research and development	-	3.2	0.4	25.3
Reduction of goodwill	-	193.0	225.7	4,360.8
Reduction of other long-lived assets	2.1	592.7	167.9	1,618.6
Restructuring charges	6.2	27.8	121.3	260.0
Total operating expenses	102.6	1,025.0	956.1	8,211.1
Loss from operations	(63.6)	(1,055.4)	(900.7)	(8,284.0)
Interest and other income, net	5.9	12.3	32.5	48.3
Gain (loss) on sale of subsidiaries" assets	(1.7)	0.1	(2.2)	0.1
Gain on sale of investments	0.3	4.1	4.0	15.0
Reduction in fair value of investments	(7.7)	(111.4)	(45.4)	(225.8)
Loss on equity method investments	(0.8)	(1.0)	(8.5)	(54.6)
Loss before income taxes	(67.6)	(1,151.3)	(920.3)	(8,501.0)
Income tax expense (benefit)	(6.0)	(108.8)	13.5	237.3
Net loss	$ (61.6)	$ (1,042.5)	$ (933.8)	$ (8,738.3)
Net loss per share - basic and diluted	$ (0.04)	$ (0.76)	$ (0.66)	$ (6.50)
Shares used in per-share calculation - basic and diluted	1,430.4	1,365.0	1,419.7	1,344.3

JDS UNIPHASE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)

	June 30, 2003 (unaudited)	June 30, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 241.9	$ 412.4
Short-term investments	992.2	1,038.0
Accounts receivable, less allowance for doubtful accounts of $29.7 at June 30, 2003 and $42.9 at June 30, 2002	97.5	134.4
Inventories	84.1	110.0
Deferred income taxes	9.3	68.0
Refundable income taxes	39.0	60.4
Other current assets	50.6	34.1
Total current assets	1,514.6	1,857.3
Property, plant and equipment, net	283.4	491.5
Deferred income taxes	27.6	43.9
Goodwill	166.2	332.2
Other intangibles, net	88.2	177.5
Long-term investments	47.5	95.6
Other assets	10.3	6.5
Total assets	$ 2,137.8	$ 3,004.5
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 48.6	$ 66.2
Accrued payroll and related expenses	47.2	70.2
Income taxes payable	39.0	31.3
Deferred income taxes	9.3	2.2
Restructuring accrual	134.1	95.8
Warranty accrual	52.4	73.6
Other current liabilities	92.2	143.2
Total current liabilities	422.8	482.5
Deferred income taxes	27.6	41.7
Other non-current liabilities	16.3	8.9
Stockholders' equity:		
Preferred stock	-	-
Common stock and additional paid-in capital	68,557.0	68,457.9
Accumulated deficit	(66,896.5)	(65,962.7)
Accumulated other comprehensive loss	10.6	(23.8)
Total stockholders' equity	1,671.1	2,471.4
Total liabilities and stockholders' equity	$ 2,137.8	$ 3,004.5

JDS UNIPHASE CORPORATION
REPORTABLE SEGMENT INFORMATION
(in millions)
(unaudited)

	Three Months Ended		Twelve Months Ended	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Communications Products Group:				
Shipments	$ 75.6	$ 135.2	$ 333.0	$ 797.9
Intersegment sales	-	-	-	-
Net sales to external customers	75.6	135.2	333.0	797.9
Operating loss	(32.0)	(157.8)	(228.5)	(714.0)
Thin Film Products Group:				
Shipments	84.9	87.7	347.4	307.7
Intersegment sales	-	(2.2)	(4.6)	(14.2)
Net sales to external customers	84.9	85.5	342.8	293.5
Operating income (loss)	9.6	12.4	52.6	(0.4)
Net sales by reportable segments	160.5	220.7	675.8	1,091.4
All other net sales	0.1	1.0	0.1	6.8
Total net sales	160.6	221.7	675.9	1,098.2
Operating loss by reportable segments	(22.4)	(145.4)	(175.9)	(714.4)
All other operating loss	(32.1)	(20.9)	(260.1)	(126.7)
Unallocated amounts:				
Acquisition-related charges and payroll taxes on stock option exercises	(7.0)	(103.4)	(71.1)	(1,463.5)
Reduction of goodwill and other long-lived assets	(2.1)	(785.7)	(393.6)	(5,979.4)
Interest and other income, net	5.9	12.3	32.5	48.3
Gain (loss) on sale of subsidiaries	(1.7)	0.1	(2.2)	0.1
Gain on sale of investments	0.3	4.1	4.0	15.0
Reduction in fair value of investments	(7.7)	(111.4)	(45.4)	(225.8)
Loss on equity method investments	(0.8)	(1.0)	(8.5)	(54.6)
Loss before income taxes	$ (67.6)	$ (1,151.3))	$ (920.3)	$ (8,501.0)

JDS UNIPHASE CORPORATION
NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions except per-share data)
(unaudited)

	Three Months ended June 30, 2003		
	GAAP	Reconciling Items	Non-GAAP*
Net sales	$ 160.6	$ -	$ 160.6
Cost of sales	121.6	(1.9)	119.7
Gross profit	39.0	1.9	40.9
Operating expenses:			
Research and development	32.1	(1.1)	31.0
Selling, general and administrative	58.3	(14.2)	44.1
Amortization of other intangibles	3.9	(3.9)	-
Reduction of other long-lived assets	2.1	(2.1)	-
Restructuring charges	6.2	(6.2)	-
Total operating expenses	102.6	(27.5)	75.1
Loss from operations	(63.6)	29.4	(34.2)
Interest and other income, net	5.9	-	5.9
Loss on sale of subsidiaries' assets	(1.7)	1.7	-
Gain on sale of investments	0.3	(0.3)	-
Reduction in fair value of investments	(7.7)	7.7	-
Loss on equity method investments	(0.8)	0.8	-
Loss before income taxes	(67.6)	39.3	(28.3)
Income tax expense (benefit)	(6.0)	7.0	1.0
Net loss	$ (61.6)	$ 32.3	$ (29.3)
Net loss per share - basic and diluted	$ (0.04)		$ (0.02)
Shares used in per-share calculation, basic and diluted	1,430.4		1,430.4

	Three Months Ended June 30, 2002		
	GAAP	Reconciling Items	Non-GAAP*
Net sales	$ 221.7	$ -	$ 221.7
Cost of sales	252.1	(36.1)	216.0
Gross profit (loss)	(30.4)	36.1	5.7
Total operating expenses	1,025.0	(920.2)	104.8
Loss from operations	(1,055.4)	956.3	(99.1)
Interest and other income, net	12.3	-	12.3
Gain on sale of subsidiaries' assets	0.1	(0.1)	-
Gain on sale of investments	4.1	(4.1)	-
Reduction in fair value of investments	(111.4)	111.4	-
Loss on equity method investments	(1.0)	1.0	-
Loss before income taxes	(1,151.3)	1,064.5	(86.8)
Income tax benefit	(108.8)	101.0	(7.8)
Net loss	$ (1,042.5)	$ 963.5	$ (79.0)
Net loss per share - basic and diluted	$ (0.76)		$ (0.06)
Shares used in per-share calculation, basic and diluted	1,365.0		1,365.0

---

*Non-GAAP results for the three months ended June 30, 2003 exclude $20.3 million of restructuring and other charges associated with the Global Realignment Program; $3.9 million of amortization of intangibles other than goodwill; $2.1 million of reduction of other long-lived assets; $3.1 million of stock-based compensation charges; $1.7 million on the loss on sale of subsidiaries' assets; $0.3 million of gain on sale of investments; $7.7 million of reduction in fair value of investments; $0.8 million of loss on equity method investments; and $7.0 million of adjustment to the tax provision. Non-GAAP results for the three months ended June 30, 2002 exclude $67.2 million of restructuring and other charges associated with the Global Realignment Program; $1.9 million effect on gross profit related to purchase accounting adjustments to the value of inventory; $12.8 million of amortization of goodwill; $37.6 million of amortization of other intangibles; $3.2 million of acquired in-process research and development; $193.0 million of reduction of goodwill; $592.7 million of reduction of other long-lived assets; $0.1 million of payroll taxes on stock option exercises; $47.8 million of reduction in fair value of investments; $1.0 million of loss on equity method investments; and $101.0 million of related income tax effect.

JDS UNIPHASE CORPORATION
NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions except per-share data)
(unaudited)

	Twelve Months ended June 30, 2003					
		GAAP		Reconciling Items		Non-GAAP*
Net sales	$	675.9	$	-	$	675.9
Cost of sales		620.5		(24.9)		595.6
Gross profit		55.4		24.9		80.3
Operating expenses:						
Research and development		153.7		(13.0)		140.7
Selling, general and administrative		267.3		(68.7)		198.6
Amortization of intangibles		19.8		(19.8)		-
Acquired in-process research and development		0.4		(0.4)		-
Reduction of goodwill		225.7		(225.7)		-
Reduction of other long-lived assets		167.9		(167.9)		-
Restructuring charges		121.3		(121.3)		-
Total operating expenses		956.1		(616.8)		339.3
Loss from operations		(900.7)		641.7		(259.0)
Interest and other income, net		32.5		-		32.5
Loss on sale of subsidiaries' assets		(2.2)		2.2		-
Gain on sale of investments		4.0		(4.0)		-
Reduction in fair value of investments		(45.4)		45.4		-
Loss on equity method investments		(8.5)		8.5		-
Loss before income taxes		(920.3)		693.8		(226.5)
Income tax expense		13.5		(11.0)		2.5
Net loss	$	(933.8)	$	704.8	$	(229.0)
Net loss per share - basic and diluted	$	(0.66)			$	(0.16)
Shares used in per-share calculation, basic and diluted		1,419.7				1,419.7

	Twelve Months Ended June 30, 2002					
		GAAP		Reconciling Items		Non-GAAP*
Net sales	$	1,098.2	$	-	$	1,098.2
Cost of sales		1,171.1		(169.6)		1,001.5
Gross profit (loss)		(72.9)		169.6		96.7
Total operating expenses		8,211.1		(7,716.1)		495.0
Loss from operations		(8,284.0)		7,885.7		(398.3)
Interest and other income, net		48.3		-		48.3
Gain on sale of subsidiary		0.1		(0.1)		-
Gain on sale of investments		15.0		(15.0)		-
Reduction in fair value of investments		(225.8)		225.8		-
Loss on equity method investments		(54.6)		54.6		-
Loss before income taxes		(8,501.0)		8,151.0		(350.0)
Income tax benefit (expense)		237.3		(268.8)		(31.5)
Net loss	$	(8,738.3)	$	8,419.8	$	(318.5)
Net loss per share - basic and diluted	$	(6.50)			$	(0.24)
Shares used in per-share calculation, basic and diluted		1,344.3				1,344.3

_____

*Non-GAAP results for the twelve months ended June 30, 2003 exclude $177 million of restructuring and other charges associated with the Global Realignment Program; $19.8 million of amortization of other intangibles; $0.4 million of acquired in-process research and development; $225.7 million of reduction of goodwill; $167.9 million of reduction of other long-lived assets; $50.9 million of stock-based compensation charges; $2.2 million of loss on sale of subsidiaries' assets; $4.0 million of gain on sale of investments; $45.4 million of reduction in fair value of investments; $8.5 million of loss on equity method investments; and $11.0 million of adjustment to the tax provision. Non-GAAP results for the twelve months ended June 30, 2002 exclude $442.8 million of restructuring and other charges associated with the Global Realignment Program; $3.5 million effect on gross profit related to purchase accounting adjustments to the value of inventory; $937.5 million of amortization of goodwill; $371.2 million of amortization of other intangibles; $25.3 million of acquired in-process research and development; $4,360.8 million of reduction of goodwill; $1,618.6 million of reduction of other long-lived assets; $1.1 million of payroll taxes on stock option exercises; $124.9 million of stock-based compensation charges; $0.1 million of gain on sale of subsidiaries' assets; $15.0 million of gain on sale of investments; $225.8 million of reduction in fair value of investments; $54.6 million of loss on equity method investments; and $268.8 million of related income tax effect.